# Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen, N-0213
Telephone: +47-22 54 40 0
Telefax: +47-22 54 44 9
www.orkla.com



Ref.: Rune Helland, VP Investor Relations, Tel: +47 22544411

Date: 28 April 2006



**Summary:**

## ORK – Annual General Meeting 2006

The Annual General Meeting of Orkla ASA was held on Thursday, 27 April 2006 in Oslo.

All proposals on the agenda were adopted, cf. the notice of the AGM that was sent to Oslo Stock Exchange on 31 March 2006.

In accordance with the Nomination Committees proposal, Marianne Lie was de-elected as member and Christine Rødsæther og Ida Espolin Johnson were de-elected as deputies of the Corporate Assembly.

The following persons were elected as members and deputy members of the Corporate Assembly:

Members for two years:
Nils-Henrik Pettersson (re-elected)
Gunn Wærsted (re-elected)
Lars Windfeldt
Anne Gudefin
Olaug Svarva
Dag Mejdell
Mariann Blystad



Member for one year:
Peter Ruzicka

As deputies for two years:
Benedikte Bjørn
Ann Kristin Brautaset

The General Meeting adopted a resolution to renew the authorisation of the Board of Directors to acquire the company's own shares.

"The General Meeting of Orkla ASA hereby authorises the Board of Directors to permit the company to acquire shares in Orkla ASA with a nominal value of up to NOK 115,625,000 divided between a maximum of 18,500,000 shares. The amount that may be paid per share shall be no less than NOK 20 and no more than NOK 500. The Board of Directors shall have a free hand with respect to methods of acquisition and disposal of the company's own shares. This authorisation shall apply from 28 April 2006 until the date of the Annual General Meeting in 2007."

Furthermore, the General Meeting adopted a resolution to renew the authorisation to increase share capital through new share subscription, as follows:
"The Board of Directors is authorised to increase share capital through new share subscription with an aggregate nominal value of up to NOK 90,000,000, divided between a maximum of 14,400,000 shares, each with a nominal value of NOK 6.25. This authorisation may be used for one or more share issues.

The Board of Directors may decide to deviate from the pre-emptive right of shareholders to subscribe for shares pursuant to section 10-4 of the Public Limited Companies Act.

The Board of Directors may decide that payment for the shares shall be effected in assets other than cash, or the right to subject the company to special obligations pursuant to section 10-2 of the Public Limited Companies Act. If payment is made in assets other than cash, the Board may decide that such assets shall be transferred to a subsidiary in return for a corresponding settlement between the subsidiary and Orkla ASA.

The authorisation also applies to mergers pursuant to section 13-5 of the Public Limited Companies Act.

The authorisation may also be used in the circumstances referred to in section 5-15 of the Stock Exchange Act.

The authorisation shall apply from 28 April 2006 until the date of the Annual General Meeting in 2007."

The following persons were elected as members of the Nomination Committee for two years:
Elisabeth Grieg
Ida Kreutzer
Leif Askvik
Olaug Svarva

The Orkla share will be traded exclusive of dividend from 28 April 2006. The dividend of NOK 7.50 per share will be paid out on 11 May 2006.

# Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

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Ref.: Siv Merethe Skorpen, Investor Relations, Telephone: +47 22 54 44 55

Date: 25 April 2006

**ORK – Trade subject to notification - options**

On 24 April 2006, in connection with Orkla`s option programme, 3,333 options were exercised at a strike price of NOK 130.

A total of 1,814,744 options in Orkla have currenctly been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 245,500 synthetic options of the cash bonus programme.

Orkla holds 1,504,133 of its own shares.

# Notice to the Oslo Stock Exchange





P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

---

Ref.:
Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22 54 44 11
Siv M. Skorpen, Investor Relations, Tel: +47 22 54 44 55

Date: 25 April 2006

## Trade subject to notification – Fast Search & Transfer ASA

Orkla ASA has on 24 April 2006, bought 1 500 000 shares in Fast Search & Transfer ASA. After this transaction, Orkla owns 36 053 000 shares, which represents 10,11% of the share capital and votes in Fast Search & Transfer.

# Notice to the Oslo Stock Exchange



P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com



---

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Siv Merethe Skorpen, AVP Investor Relations, Tel.: +47 22 54 44 55

Date: 28 April 2006

**ORK – Release of material regarding first quarter on 5 May 2006**

Orkla will report first quarter results on Friday 5 May 2006. The results will be available at 7.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 7.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 08.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no.

3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Conference call in English
The conference call starts at 3.00 p.m. Norwegian time. A short presentation of the results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.